EXHIBIT 99.1

Western Announces Completion of Best Available Tailings Technology Study for the Casino Project

VANCOUVER, British Columbia, Nov. 05, 2018 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to announce the completion of the Best Available Tailings Technology Study (the “BATT Study” or “Study”), an 18-month long process reviewing the tailings and mine waste disposal plan for the Company’s Casino Project.

The BATT Study will represent a major component of the environmental assessment application for the Casino Project.

The BATT Study was a collaborative process that included participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) and the Yukon Government. The Study reviewed 11 different locations and 5 different technologies, including conventional and dry-stack disposal of tailings. Environmental Resources Management Ltd. facilitated the Study with technical contribution from Knight Piésold Ltd. and significant input from the participants.

During the BATT Study the participants considered the environmental, technical, economic, social, and failure impacts of the possible options for disposal of tailings and mine waste, and selected the option considered to be the Best Available Technology for this project.

The selected option impounds tailings and mine waste in a facility constrained by an embankment constructed from cycloned tailings material (the “Facility”). The location and footprint of the Facility are similar to that proposed in the January 25, 2013 Casino Project Feasibility Study (the “Feasibility Study”). The Study identified and evaluated a number of design enhancements that will result in a more robust facility with reduced construction, operation and closure risks and less potential environmental impact. The design enhancements include:

  Significantly reduced water storage within the Facility during operations;
  A reduction in the height and slope of the embankment;
  Relocation of potentially acid generating tailings to the rear of the Facility, confined by waste rock; and
  Minimized long-term water storage in the Facility at mine closure.

The Company has initiated additional engineering of the Facility based on the outcomes of this Study. Western expects that the design improvements can be incorporated into the Facility design at a comparable capital and operating cost to that outlined in the Feasibility Study.

“The collaboration between the Company, representatives from First Nation and Territorial Governments, and YESAB has resulted in a safer and more environmentally robust tailings facility.  This is an important advancement for the Casino Project.” said Paul West-Sells, President & CEO, “I look forward to continuing to work collaboratively to ensure that the Casino Project is designed and built using best practices and with a limited impact on the environment.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development and Investor Relations
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); the Facility, its design, and that design enhancements will have the intended effect; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.